

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2014

Via E-mail
Miguel J. Vega, Esq.
Cooley LLP
500 Boylston Street, 14th Floor
Boston, MA 02116

> **Re: World Energy Solutions, Inc.**
> **Amendment No. 2 to Schedule TO-T filed by**
> **Wolf Merger Sub Corporation and EnerNOC, Inc.**
> **Filed December 4, 2014**
> **File No. 005-82460**

Dear Mr. Vega:

We have reviewed the filing and have the following comments.

Offer to Purchase

11. Background of the Offer; Contacts with the Target, page 21

1. Please supplementally advise us whether there were any communications or negotiations regarding tender and support agreements prior to September 11, 2014 as requested in prior comment 5.

2. We note your disclosure that on October 31, 2014, the parties reached agreement on material open issues in the tender and support agreement. Please disclose the terms that were agreed upon on October 31, 2014, including whether executives would be signatories.

13. The Transaction Documents, page 26

3. We note your response to prior comment 8 as well as your supplemental response dated December 10, 2014. We disagree with your analysis that payment for tendered restricted shares as currently structured complies with Exchange Act Rule 14e-1(c).

Please contact me at (202) 551-3589 or Dan Duchovny, Special Counsel, at (202) 551-3619 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Matthew J. Cushing
       EnerNOC, Inc.